UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 4th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about November 3, 2004

Item 3. Press Release

November 3, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Reports on Cheal-A4 Logging and Completion

Wellington, New Zealand – November 03, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Electric logging of Cheal-A4 has now been completed. These logs, together with good pressure gradient data, are interpreted by Company personnel to identify oil pay in both the Mt Messenger and Urenui Formations of similar type to that successfully flow-tested previously in the Cheal-A3X and Cheal-1 wells.

The Cardiff-2 well (Austral 25.1% carried, operator) is drilling ahead in 16” hole below 1367m (4485 feet) and is expected to reach its next casing point later this week.

Austral Reports Cheal-A4 and Cardiff-2 Progress

Wellington, New Zealand – November 01, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cheal-A4 well (Austral 36.5%, operator) has now reached its Target Depth of 1856m (6090 feet), and the well is presently being prepared for electric logging, which is due to commence on Tuesday, November 2. Clear indications of oil pay, consistent with prognosis, were observed during drilling at both the Urenui and the Mt Messenger pay levels.

Item 5. Full Description of Material Change

Austral Reports on Cheal-A4 Logging and Completion

Wellington, New Zealand – November 03, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Electric logging of Cheal-A4 has now been completed. These logs, together with good pressure gradient data, are interpreted by Company personnel to identify oil pay in both the Mt Messenger and Urenui Formations of similar type to that successfully flow-tested previously in the Cheal-A3X and Cheal-1 wells. Cheal-A4 intersected the Mt Messenger sands very close to prognosis, and the depth of the base of the oil column appears identical to that predicted from the previous wells. This implies continuity of the oil reservoir over a substantial area enclosing the wells, which is a positive factor in estimating potential field size.

Cheal-A4 well is now being cased in preparation for flow-testing of both intervals; which is scheduled to commence next week. Production testing at Cheal-A3X will also be recommenced in the near future.

The Cardiff-2 well (Austral 25.1% carried, operator) is drilling ahead in 16” hole below 1367m (4485 feet) and is expected to reach its next casing point later this week.

The Hihi-1 well (Austral 25%) is presently setting wellhead prior to drilling out of surface casing.

Austral Reports Cheal-A4 and Cardiff-2 Progress

Wellington, New Zealand – November 01, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cheal-A4 well (Austral 36.5%, operator) has now reached its Target Depth of 1856m (6090 feet), and the well is presently being prepared for electric logging, which is due to commence on Tuesday, November 2. Clear indications of oil pay, consistent with prognosis, were observed during drilling at both the Urenui and the Mt Messenger pay levels. The significance of these indications awaits the results of electric logging. After completion of electric logging, the well will be cased and completed for production testing. This is expected to commence next week.

The Cardiff-2 well (Austral 25.1% carried, operator) is drilling ahead in 16” hole at a depth of 1179m (3868 feet) and is expected to reach its next casing point later this week. The Hihi-1 well (Austral 25%) is presently setting casing at 451m (1480 feet) prior to drilling ahead.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 3, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Reports Cheal-A4 and Cardiff-2 Progress

Wellington, New Zealand – November 01, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Cheal-A4 well (Austral 36.5%, operator) has now reached its Target Depth of 1856m (6090 feet), and the well is presently being prepared for electric logging, which is due to commence on Tuesday, November 2. Clear indications of oil pay, consistent with prognosis, were observed during drilling at both the Urenui and the Mt Messenger pay levels. The significance of these indications awaits the results of electric logging. After completion of electric logging, the well will be cased and completed for production testing. This is expected to commence next week.

The Cardiff-2 well (Austral 25.1% carried, operator) is drilling ahead in 16” hole at a depth of 1179m (3868 feet) and is expected to reach its next casing point later this week. The Hihi-1 well (Austral 25%) is presently setting casing at 451m (1480 feet) prior to drilling ahead.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Austral Reports on Cheal-A4 Logging and Completion

Wellington, New Zealand – November 03, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Electric logging of Cheal-A4 has now been completed. These logs, together with good pressure gradient data, are interpreted by Company personnel to identify oil pay in both the Mt Messenger and Urenui Formations of similar type to that successfully flow-tested previously in the Cheal-A3X and Cheal-1 wells. Cheal-A4 intersected the Mt Messenger sands very close to prognosis, and the depth of the base of the oil column appears identical to that predicted from the previous wells. This implies continuity of the oil reservoir over a substantial area enclosing the wells, which is a positive factor in estimating potential field size.

Cheal-A4 well is now being cased in preparation for flow-testing of both intervals; which is scheduled to commence next week. Production testing at Cheal-A3X will also be recommenced in the near future.

The Cardiff-2 well (Austral 25.1% carried, operator) is drilling ahead in 16” hole below 1367m (4485 feet) and is expected to reach its next casing point later this week.

The Hihi-1 well (Austral 25%) is presently setting wellhead prior to drilling out of surface casing.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.